U S A   V I D E O   I N T E R A C T I V E   C O R P.

May 27th, 2009

US Securities and Exchange Commission

450 Fifth Street NW

Washington, DC

20549

Attention:  Ronald E. Alper, Esq.

Dear Sirs:

Re:

USA Video Interactive Corp.

Preliminary Proxy Statement on Schedule 14A

Filed May 8, 2008

Definitive Proxy Statement on Schedule 14A

Filed May 28, 2008

Response Letter Submitted June 26, 2008

File No. 000-29651

Pursuant to our recent telephone conversation with Ed Molina, we are writing in response to your letter dated July 2nd, 2008 with respect to our Preliminary Proxy Statement and Definitive Proxy Statement filed in May 2008.

We would firstly like to apologize for the confusion and lack of understanding on our part with respect to our proxy statement.  We now understand that, although we have filed our Preliminary Proxy Statement for 2009 on May 12th, 2009, with regard to a meeting scheduled for June 30th, 2009, we will not be in a position to file the Definitive Proxy Statement until your comments from last year’s Proxy Statement have been addressed, and we have responded to any comments you may have on the 2009 Preliminary Proxy Statement.  As a result, we have deferred our 2009 annual meeting until we are advised by your office that we may file the Definitive Proxy Statement for 2009.

With respect to the comments in your letter dated July 2nd, 2008, we advise as follows:

1.

We acknowledge that we filed and concurrently mailed to shareholders our Definitive Proxy Statement on Schedule 14A on May 28th, 2008, in advance of receiving your comments as a result of our erroneous assumption that if we did not receive comments within the 10 day period then we could proceed.  Obviously, this was not the case as you have now advised us that once we are advised that comments are forthcoming then the “clock stops”.  In retrospect we should have consulted with you prior to proceeding; however, May 28th was the absolute deadline for mailing our proxy material to our shareholders.  We did proceed with the meeting as scheduled as our mailing costs are quite significant and the material had already been sent.  Management felt that due to our limited financial resources at that time, it would not be in our shareholders’ best interests to do a second mailing.

2.

Although we did not provide the full disclosure required pursuant to the amended Item 402 of Regulation S-K, it was our view that the updated disclosure would not have provided any material information that was not already included in the Definitive Proxy Statement filed on May 28th, 2008.  We do not have any plan-based awards, nor do we have any pension plan, or termination or change of control benefits.   Our management compensation does not include any bonuses or stock awards, but is based simply on an annual salary.

3.

At our annual meeting held on June 23rd, 2008 we advised that we would not be proceeding with the increase in authorized share capital but would table the proposed resolution for the time being.  We subsequently issued a News Release on June 27th, 2008 announcing that we did not proceed with the resolution.  We are again submitting this proposal at the 2009 annual meeting.  However, based on your comments, we are now proposing to increase our authorized share capital from 250,000,000 to 500,000,000 shares of common stock.  It is quite common with Canadian companies to have an unlimited number of stock so we were essentially following the example set by a significant number of companies.  It was not increased with the intention of issuing a large block of shares in the near future.

4.

In light of your comment regarding a 10% quorum requirement, we are now proposing to reduce the quorum requirements from 50% to 25%.  This will reduce the time and effort required to attain a quorum at our annual meetings while, at the same time, providing a level of comfort that management alone would not be in a position to approve matters solely with their votes.  The change to our Articles of Incorporation will then be aligned with the bylaws, which allow for a 25% quorum.

We confirm that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please do not hesitate to contact the writer at 604.685.1017 or Donna Moroney at 604.696.4236.

Yours truly,

USA VIDEO INTERACTIVE CORP.

“Anton J. Drescher”

Anton J. Drescher,

Corporate Secretary

#507, 837 West Hastings Street

((604) 685-1017

Vancouver, BC   V6C 3N6

Fax (604) 685-5777